SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d -2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CARDIFF INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

14146R106

(CUSIP Number)

Leonard H. Bloom Esq. Akerman Senterfitt One Southeast Third Ave., 25th Floor Miami, Florida 33131 (305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 14146R106	Page 2 of 11

1.	NAMES OF REPORTING PERSONS The Estate of Steven N. Posner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO†
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,950,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,950,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,950,000*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%®
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO#

†	The securities beneficially owned by the Estate of Steven N. Posner (the “Estate”) were acquired by the Estate by operation of law upon Steven Posner’s death on November 29, 2010.
*	Includes 9,250,000 shares issuable pursuant to warrants and 5,500,000 shares issuable pursuant to the principal amount of the convertible debentures and promissory notes which are currently exercisable. This calculation only includes the principal amount of such debt and not the accrued interest which as of December 31, 2011 totaled approximately $71,000 that may be converted into shares at the conversion price of $0.03 per share.
®

The number of outstanding shares used for the calculation of the percent of class includes (i) 52,124,408 shares, the number of outstanding shares as of September 30, 2011 reported in the Form 10-Q filed November 14, 2011, (ii) 9,250,000 shares issuable pursuant to warrants, and (iii) 5,500,000 shares issuable pursuant to notes and debentures.

#	The Reporting Person is an estate to which the securities reported herein passed upon the death of Steven Posner.

SCHEDULE 13D

CUSIP No.: 14146R106	Page 3 of 11

1.	NAMES OF REPORTING PERSONS The Steven Posner Irrevocable Trust u/t/a Dated 06/17/65
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

**	The number of outstanding shares used for the calculation of the percent of class includes (i) 52,124,408 shares, the number of outstanding shares as of September 30, 2011 reported in the Form 10-Q filed November 14, 2011, and (ii) 2,500,000 shares the Company agreed to issue in the future in connection with a loan on November 17, 2011.

SCHEDULE 13D

CUSIP No.: 14146R106	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Jarrett Posner‡
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,950,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,950,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,950,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%***
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

‡

Jarrett Posner and Sean Posner were both named as co-personal representatives of the Estate. The securities beneficially owned by the Estate were acquired by the Estate by operation of law upon Steven Posner’s death. Additionally, both Jarrett Posner and Sean Posner are co-trustees of the Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (the “Trust”).

***

The number of outstanding shares used for the calculation of the percent of class includes (i) 52,124,408 shares, the number of outstanding shares as of September 30, 2011 reported in the Form 10-Q filed November 14, 2011, (ii) 9,250,000 shares issuable pursuant to warrants, (iii) 5,500,000 shares issuable pursuant to the principal amount of the notes and debentures, and (iv) 2,500,000 shares the Company agreed to issue in the future in connection with a loan on November 17, 2011. This calculation only includes the principal amount of such notes and debentures and not the accrued interest which as of December 31, 2011 totaled approximately $71,000 that may be converted into shares at the conversion price of $0.03 per share.

SCHEDULE 13D

CUSIP No.: 14146R106	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Sean Posner‡
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,950,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,950,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,950,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.1%***
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

‡

Jarrett Posner and Sean Posner were both named as co-personal representatives of the Estate. The securities beneficially owned by the Estate were acquired by the Estate by operation of law upon Steven Posner’s death. Additionally, both Jarrett Posner and Sean Posner are co-trustees of the Trust.

***

The number of outstanding shares used for the calculation of the percent of class includes (i) 52,124,408 shares, the number of outstanding shares as of September 30, 2011 reported in the Form 10-Q filed November 14, 2011, (ii) 9,250,000 shares issuable pursuant to warrants, (iii) 5,500,000 shares issuable pursuant to the principal amount of the notes and debentures, and (iv) 2,500,000 shares the Company agreed to issue in the future in connection with a loan on November 17, 2011. This calculation only includes the principal amount of such notes and debentures and not the accrued interest which as of December 31, 2011 totaled approximately $71,000 that may be converted into shares at the conversion price of $0.03 per share.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 6 of 11

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Cardiff International, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 16255 Ventura Boulevard, Suite 525, Encino, California 91436.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) the Estate of Steven N. Posner (the “Estate”); (ii) the Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 (the “Trust”); (iii) Jarrett Posner, the co-personal representative of the Estate and co-trustee of the Trust; and (iv) Sean Posner, the co-personal representative of the Estate and co-trustee of the Trust (collectively, the “Reporting Persons”).

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1.

The Estate

The mailing address of the Estate of Steven N. Posner is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. Prior to his death, Steven Posner was a business consultant and his business address was 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. During the five years prior to his death, Steven Posner had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order had been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Steven Posner was a United States citizen.

The Trust

The mailing address of the Steven Posner Irrevocable Trust u/t/a Dated 06/17/65 is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. The Trust is an entity formed in 1965 for the purpose of making and holding investments. The Trust is a Florida irrevocable trust and Jarrett Posner and Sean Posner, its trustees, are United States citizens.

Jarrett Posner

The mailing address of Jarrett Posner is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. Jarrett Posner’s principal occupation is Chief Operating Officer of Argonaut Capital and the business address is 546 Fifth Avenue, 17th Floor, New York City, New York 10036. Jarrett Posner also serves as a co-personal representative for the Estate and co-trustee for the Trust. During the last five years, Jarrett Posner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Jarrett Posner is a United States citizen.

Sean Posner

The mailing address of Sean Posner is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161. Sean Posner’s principal occupation is Executive Vice President-Acquisitions of Swerdlow Group and the business address is 3390 Mary Street, Suite 200, Coconut Grove, Florida 33133. Sean Posner also serves as a co-personal representative for the Estate and co-trustee for the Trust. During the last five years, Sean Posner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Sean Posner is a United States citizen.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 7 of 11

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed in part as a result of Steven Posner’s death. The securities held by the Estate were acquired by the operation of law upon the death of Steven Posner on November 29, 2010. Prior to Steven Posner’s death, he used personal funds to make acquisitions of the securities of the Company.

Loans made by the Trust in the aggregate of $100,000 were made to the Company and the Company issued 2,000,000 shares of Common Stock and agreed to issue 2,500,000 shares of Common Stock as additional consideration for the loans. The Trust also purchased 2,500,000 shares of Common Stock from the Company using Trust funds.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the securities of the Company for investment purposes but may transfer or sell the shares of Common Stock as necessary.

The Estate acquired the securities of the Company previously held by Steven Posner in his individual capacity. Upon his death on November 29, 2010, the securities of the Company passed intestate to the Estate. Steven Posner previously filed a Schedule 13D on October 30, 2008 regarding the securities of the Company that he held in his individual capacity (the “Personal Schedule 13D”).

Steven Posner acquired additional securities of the Company before his death in the following transactions:

•

On April 21, 2008, Steven Posner obtained a warrant in connection with the purchase of 2,500,000 shares of Common Stock for $0.052 per share pursuant to a subscription agreement. The warrant may be exercised for 3,250,000 shares of Common Stock at an exercise price of $0.06 per share. The warrant vested on April 21, 2008 and expires on April 20, 2013.

•

On April 21, 2008, Steven Posner acquired a preferred convertible debenture for $150,000. The preferred convertible debenture could be converted into Common Stock no earlier than August 21, 2008 or the date that the Company increases its authorized Common Stock, whichever occurred first. The preferred convertible debenture had a maturity date one year from its date of issuance on April 21, 2008. The preferred convertible debenture could be converted into Common Stock at a conversion rate of $0.03 per share.

•

On October 16, 2008, Steven Posner was issued a warrant in connection with a subscription agreement. The warrant may be exercised for 5,000,000 shares of Common Stock at exercise price of $0.03 per share. The warrant vested on October 16, 2008 and expires on April 20, 2013.

•

On March 11, 2009, Steven Posner acquired a preferred convertible debenture for $15,000. The preferred convertible debenture could be converted into Common Stock no earlier than March 11, 2009 or the date that the Company increases its authorized Common Stock, whichever occurred first. The preferred convertible debenture has a maturity date of five years from its date of issuance on March 11, 2009. The preferred convertible debenture could be converted into Common Stock at a conversion rate of $0.03 per share.

There are no intentions to amend the Personal Schedule 13D or to continue further reporting in Steven Posner’s individual capacity. Jarrett Posner and Sean Posner were appointed in December 2010 as the co-personal representatives of the Estate. The beneficiaries of the Estate and the Trust are Steven Posner’s children, Kelly Gerstenhaber, Jarrett Posner and Sean Posner.

As identified in Item 3 above, the Trust has also acquired additional securities of the Company. The Trust acquired securities of the Company in the following transactions:

•	On April 21, 2008, the Trust purchased 2,500,000 shares of Common Stock from the Company for $0.052 per share.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 8 of 11

•	On September 7, 2011, the Trust loaned the Company $50,000 dollars and received 2,000,000 shares of Common Stock as additional consideration.

•	On November 17, 2011, the Trust loaned the Company $50,000 dollars and received 2,500,000(X) shares of Common Stock as additional consideration.

No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraph (a) – (j) of Item 4 of the Schedule 13D except as set forth herein. Notwithstanding the foregoing, the Reporting Persons will continue to review the investments in the Company and reserve the right to change their intentions with respect to any or all of such matters.

(X) As of the date of this Schedule 13D, these shares of Common Stock have not been issued.

Item 5.	Interest in Securities of the Issuer.

(a) As of April 10, 2012, the Reporting Persons beneficially owned 22,950,000 shares of the Company’s Common Stock, which represents 33.1% of the class. The Reporting Persons are the beneficial owners of 8,200,000 shares of the Company’s Common Stock, which represents 15.0% of the class. The Reporting Persons are the beneficial owners of warrants to purchase 9,250,000 shares of the Company’s Common Stock from the Company, which can be exercised at anytime. The Reporting Persons are the beneficial owners of convertible debentures and notes that may be converted into 5,500,000 shares of the Company’s Common Stock at anytime. The table below sets forth the individual Reporting Persons ownership as of April 10, 2012.

Name	Amount Beneficially Owned as of April 10, 2012	Percentage of Class
Estate of Steven N. Posner(1)
Common Stock	1,200,000
Warrants	9,250,000
Convertible Debentures and Promissory Notes(2)	5,500,000
Total	15,950,000	23.9	%(3)
The Steven Posner Irrevocable Trust u/t/a Dated 06/17/65(1)
Common Stock	7,000,000
Warrants	0
Convertible Debentures and Promissory Notes	0
Total	7,000,000	12.8	%(4)

(1)

Jarrett Posner and Sean Posner hold no securities of the Company in their individual name. All securities are held in the name of the Estate or Trust, of which they serve as co-personal representatives and co-trustees.

(2)

The amount represents the number of shares issuable pursuant to the principal amount of the convertible debenture and promissory notes which are currently exercisable. This calculation only includes the principal amount of such debt and not the accrued interest which as of December 31, 2011 totaled approximately $71,000 that may be converted into shares at the conversion price of $0.03 per share.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 9 of 11

(3)

Based on (i) 52,124,408 shares of Common Stock outstanding as of September 30, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2011 filed November 14, 2011, (ii) 9,250,000 shares issuable pursuant to warrants, and (iii) 5,500,000 shares issuable pursuant to the principal amount of the notes and debentures. This calculation only includes the principal amount of such notes and debentures and not the accrued interest which as of December 31, 2011 totaled approximately $71,000 that may be converted into shares at the conversion price of $0.03 per share.

(4)

Based on (i) 52,124,408 shares of Common Stock outstanding as of September 30, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2011 filed November 14, 2011, and (ii) 2,500,000 shares the Company agreed to issue in the future in connection with a loan on November 17, 2011.

(b) The Estate has the sole power to vote and dispose of 15,950,000 shares of Common Stock. The Trust has the sole power to vote and dispose of 7,000,000 shares of Common Stock. Jarrett Posner and Sean Posner are co-personal representatives of the Estate and are co-trustees of the Trust. In such roles, Jarrett Posner and Scott Posner each have shared voting and dispositive power over 22,950,000 shares of Common Stock.

(c) The Reporting Persons did not effect any transactions in the Company’s Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons except that beneficiaries of the Estate and the Trust are Kelly Gerstenhaber, Jarrett Posner and Sean Posner.

(e) The Reporting Persons continue to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except as disclosed in Item 4 above.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated April 19, 2012.

99.2	Warrant, dated October 1, 2007, for 1,000,000 shares of Common Stock.

99.3	Warrant, dated April 21, 2008, for 3,250,000 shares of Common Stock.

99.4	$150,000 Preferred Convertible Debenture, dated April 21, 2008, for 5,000,000 shares.

99.5	Warrant, dated October 16, 2008, for 5,000,000 shares of Common Stock.

99.6	$15,000 Preferred Convertible Debenture, dated March 11, 2009, for 500,000 shares.

CUSIP No.: 14146R106	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2012	The Estate of Steven N. Posner

	By:	/s/ Jarrett Posner
	Name:	Jarrett Posner
	Title:	Co-Personal Representative

	By:	/s/ Sean Posner
	Name:	Sean Posner
	Title:	Co-Personal Representative

Date: May 4, 2012	The Steven Posner Irrevocable Trust u/t/a Dated 06/17/65

	By:	/s/ Jarrett Posner
	Name:	Jarrett Posner
	Title:	Co-Trustee

	By:	/s/ Sean Posner
	Name:	Sean Posner
	Title:	Co-Trustee

/s/ Jarrett Posner
Date: May 4, 2012	Jarrett Posner

/s/ Sean Posner
Date: May 4, 2012	Sean Posner